Exhibit 99.1

Erayak Power Solution Group Inc Announces the Upcoming Launch of its BDS Portable Power Station Series

Wenzhou, China, June 28, 2023 -- Erayak Power Solution Group Inc. ("Erayak" or the "Company") (Nasdaq: RAYA), a leading manufacturer, designer, and exporter of high-quality products in the power supply industry, is pleased to announce the upcoming launch of its new product: the BDS Portable Power Station Series, which is currently in production and is expected to be available on Amazon.com in September 2023.

The BDS Power Station offers speedy rechargeability that takes only 2 hours to replenish 80% battery through a wall outlet and 60W PD USB-C port simultaneously.

The power station is also compatible with the Erayak solar panel. To speed up the battery recharge, integrated maximum power point tracker (“MPPT”) controller enables the solar generator to operate at its maximum power, making them ideal portable power kits for tent camping and overland journeys.

Additionally, users can recharge the power station with an AC adapter at home, through the car outlet during a road trip, or simply through an Erayak Solar panel.

BDS Series solar generator is armed with 4 different voltage options – 315Wh, 504Wh, 917Wh, and 1023Wh lithium-ion battery packs. This Power Station features Pure Sine Wave AC outlets that deliver stable and safe power. The lightest version of DBS weighs only 7.1 pounds, or 3.25 kg.

The solar generator features two AC outlets, one PD 60W USB-C port with input and output, one fast charge 3.0 port, one USB-A port and one DC car port, the power station can recharge itself and charge up to 6 devices, such as drones, computers, and cameras at the same time to satisfy every user’s unique needs. For more information on the BDS Power Station Series, please visit: https://erayakpower.com/products/power-station.

Erayak Chairman & CEO Mr. Lingyi Kong stated, “We are proud to announce the upcoming release of our highly anticipated BDS Power Station, which will allow us to expand our product portfolio and meet essential energy and operational needs of our diverse customer base. We expect this product line to provide tremendous benefits for our revenue growth, margin expansion, and help achieve our profitability and cash flow targets. While meeting our customer demands, we will also be able to utilize our solar energy functions to provide substantial environmental and sustainability benefits to both our stakeholders and shareholders.”

Moreover, the Erayak 2400P inverter generator is back on sale on Amazon.com US site after being out of stock for several months because of surging demand in Europe. For more information and to purchase, please visit: https://www.amazon.com/dp/B09PDR11L4

About Erayak Power Solution Group Inc.

Erayak specializes in the manufacturing, research and development, and wholesale and retail of power solution products. Erayak's product portfolio includes sine wave and off-grid inverters, inverter and gasoline generators, battery and smart chargers, and custom-designed products. Our products are used principally in agricultural and industrial vehicles, recreational vehicles, electrical appliances, and outdoor living products. Our goal is to be the premier power solutions brand and a solution for mobile life and outdoor living.

For more information, visit: https://erayakpower.com/blogs/news

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us.  We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Investor Relations Contact:

Skyline Corporate Communications Group, LLC
Lisa Gray, Senior Account Manager
One Rockefeller Plaza, 11th Floor
New York, NY 10020
Office: (646) 893-5835

Email: lisa@skylineccg.com